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Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower. 1-1-30, Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
TEL.+81-3-6765-　　FAX.+81-3-6765-
http://www.jcom.co.jp/

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

04036799

RECEIVED
2004 SEP 10 A 10:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

September 7, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:
Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd. Submission of Information Required Under Rule 12g3 -2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the Notice of Convocation of Extraordinary General Meeting of Shareholders dated September 5 in English.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

PROCESSED
SEP 13 2004

9/13

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Koji Kobayashi
Vice President
Treasury Department

(translation)

August 20, 2004

To All Shareholders

Tomoyuki Moriizumi
Representative Director and President
Jupiter Telecommunications Co., Ltd.
1-30, Shiba Daimon 1-chome,
Minato-ku, Tokyo

<u>Notice of Convocation of Extraordinary General Shareholders' Meeting</u>

Dear Sir or Madam,

We are pleased to invite you to attend the Extraordinary General Shareholders' Meeting, which will be held as indicated below. Should you be unable to attend this meeting, you can exercise your voting rights in writing.

In such case, please review the attached reference materials, and return the enclosed Form of Exercise of Voting Rights to us, after indicating whether or not you agree or disagree the Proposal and affixing your seal or signature, by no later than the day immediately preceding the date of the Extraordinary General Shareholders' Meeting, mentioned below.

1. Date: September 5 (Sunday), 2004 at 9:30 a.m.
2. Place: Conference room at our head office, located at 1-30, Shiba Daimon 1-chome, Minato-ku, Tokyo
3. Agenda:

   Matters to be resolved:

   First Proposal Amendments to the Articles of Incorporation of the Company;

   Second Proposal Election of one Director; and

   Third Proposal Election of one Statutory Auditor.

< End >

Note: Please submit the enclosed Form of Exercise of Voting Rights to reception if you attend the shareholders' meeting in person. Thank you.

(translation)

Reference Materials Regarding Exercise of Voting Rights

1. Number of Shares Owned by Shareholders Having Voting Rights

5,146,074

2. The Outline of Agenda

First Proposal Amendments to the Articles of Incorporation of the Company.

1. The reasons for the amendment
   The Company intends to make necessary changes to the Articles of Incorporation in preparation for expanding the total number of shares authorized to be issued and issuing preferred shares for future business expansion.

2. The contents of amendments
   The contents of the amendments are as follows:

(Amendments are underlined)

Old provisions	Revised Provisions
ARTICLE 5. TOTAL NUMBER OF SHARES The total number of shares authorized to be issued by the Company shall be 15,000,000 shares.	ARTICLE 5. TOTAL NUMBER OF SHARES (1)The Company is authorized to issue common shares as well as dividend preferred shares (the "Preferred Shares") as provided in Article 10 hereof. (2)The total number of shares authorized to be issued by the Company shall be 20,000,000 shares, consisting of 15,000,000 common shares and 5,000,000 Preferred Shares; provided that if any Preferred Shares or common shares are retired, the number of shares so retired shall be subtracted from the total number of shares authorized to be issued.
(newly provided)	ARTICLE 6. PURCHASE OF COMPANY'S OWN SHARES The Company may purchase shares of the Company when such purchase is resolved at a meeting of the Board of Directors, as stipulated in Article 211-3, paragraph 1, item 2 of the Commercial Code.
ARTICLE 6. SPECIAL EXCEPTION TO SUBSCRIPTION RIGHT (1)The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19 of the Commercial Code. (2)The Company may grant subscription rights of new shares pursuant to the provision under Article 11-5-2 of the New Business Creation Promotion Law.	(deleted)
ARTICLE 7. SHARE HANDLING RULES The denomination of share certificates to be issued by the Company, registration of transfers of shares, handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as fees and charges therefor, shall be governed by the Share Handling Rules established by the Board of Directors.	ARTICLE 7. SHARE HANDLING RULES The denomination of share certificates to be issued by the Company, registration of transfers of shares, handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as fees and charges therefor, shall be governed by laws, regulations, these Articles of Incorporation or the Share Handling Rules established by the Board of Directors.
ARTICLE 8. TRANSFER AGENT (1)The Company shall have a transfer agent for its shares and fractional shares. (2)The transfer agent and its place of business shall be designated by resolution of the Board of Directors. (3)The shareholders' register (as used herein, this term includes the register of beneficial shareholders) and the	ARTICLE 8. TRANSFER AGENT (1)The Company shall have a transfer agent for its shares and fractional shares. (2)The transfer agent and its place of business shall be designated by resolution of the Board of Directors. (3)The shareholders' register (as used herein, this term includes the register of beneficial shareholders), the

register of fractional shares of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares and fractional shares, such as registration of transfers of shares, registration of pledges, recordation of trust assets, delivery of share certificates, acceptance of notifications and requests for purchase of fractional shares, shall be handled by the transfer agent and not directly by the Company.	register of fractional shares and the lost-share-certificate register of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares and fractional shares, such as registration of transfers of shares, registration of pledges, recording of trust assets, delivery of share certificates, acceptance of notifications, and requests for purchase of fractional shares, shall be handled by the transfer agent and not directly by the Company.
ARTICLE 9. RECORD DATE (1)The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) whose names have been entered or recorded in the last shareholders' register (as used herein, this term includes beneficial shareholders) as at the closing of accounts of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year. (2)In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered pledgees or holders of fractional shares.	ARTICLE 9. RECORD DATE (1)The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) having voting rights whose names have been entered or recorded in the last shareholders' register as at the closing of accounts of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year. (2)In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered pledgees or holders of fractional shares.
(newly provided)	ARTICLE 10. PREFERRED SHARES (1)The Company shall pay the profit dividends to the holders of the Preferred Shares (the "Preferred Shareholders") and the registered pledgees of Preferred Shares (the "Registered Preferred Pledgees") in preference to the holders of common shares (the "Common Shareholders") and the registered pledgees of common shares (the "Registered Common Pledgees") as follows: (i)the preferred dividends in an amount up to two thousand and five hundred yen per share per year of the Preferred Shares, as specified by a resolution of the meeting of the Board of Directors upon issuance thereof, shall be paid (the "Preferred Dividends"); provided that in a business year in which the Company paid interim dividends, the Preferred Dividends is equal to the amount of Preferred Interim Dividends deducted from the amount above; (ii)if the amount of the profit dividends to be paid to the Preferred Shareholders or the Registered Preferred Pledgees is short of the amount of Preferred Dividends in any given business year, such shortfall amount shall accumulate in the following business year or thereafter to the extent determined by a resolution of the meeting of Board of Directors upon issuance of the Preferred Shares; and (iii)No dividends shall be paid to the Preferred Shareholders or Registered Preferred Pledgees in excess of the Preferred Dividends. (2)In the event that the Company pays interim dividends, as provided in Article 30 hereof, the Company shall pay to Preferred Shareholders and Registered Preferred Pledgees, in preference to the Common Shareholders and Registered Common Pledgees, an amount that was approved by a resolution of the Board of Directors Meeting and that is up to half of the Preferred Dividends per share of the Preferred Shares (the "Preferred Interim Dividends"). (3)In case of distribution of the residual assets, the Company shall pay fifty thousand yen per share of the Preferred Shares to the Preferred Shareholders or the Registered Preferred Pledgees in preference to the

	Common Shareholders and Registered Common Pledgees. Residual asset amounts exceeding fifty thousand yen per share shall not be distributed to the Preferred Shareholders or the Registered Preferred Pledgees. (4)The Company may purchase and retire all or a part of the Preferred Shares at fifty thousand yen per share of the Preferred Shares plus accrued and unpaid dividends at any time on and after January 1, 2005. (5)Except as otherwise provided by laws and regulations, the Preferred Shareholders or the Registered Preferred Pledgees shall have no voting rights at the general meeting of shareholders. (6)Except as otherwise provided by applicable law, no consolidation or split of shares shall be made with respect to the Preferred Shares.
ARTICLE 10.~ARTICLE 11.	ARTICLE 11.~ARTICLE 12.
ARTICLE 12. REQUIREMENTS FOR ORDINARY RESOLUTIONS Except as otherwise provided by laws, regulations or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting.	ARTICLE 13. REQUIREMENTS FOR ORDINARY RESOLUTIONS Except as otherwise provided by laws, regulations or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting in person or by proxy.
ARTICLE 13.	ARTICLE 14.
ARTICLE 14. MINUTES The substance of he proceedings of the general meetings of shareholders and the results thereof must be recorded in the minutes of the meetings, and the chairman and the Directors present must sign, and affix their seals to these minutes.	ARTICLE 15. MINUTES The substance of the proceedings of the general meetings of shareholders and the results thereof must be entered or recorded in the minutes of the meetings, and the chairman and the Directors present must affix their names and seal impressions or their electronic signatures to these minutes.
(newly provided)	ARTICLE 15-2. Shareholders' Meeting for holders of a Particular Class of Shares The provisions of Articles 12 to 15 hereof shall be applied *mutatis mutandis* to a Preferred Shares shareholders' meeting.
ARTICLE 15.	ARTICLE 16.
ARTICLE 16. TERM OF OFFICE OF DIRECTORS (1)The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within two (2) years after their assumption of office. (2)The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the unexpired term of office of the other Directors then in office.	ARTICLE 17. TERM OF OFFICE OF DIRECTORS (1)The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within one (1) year after their assumption of office. (2)The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the unexpired term of office of the other Directors then in office.
ARTICLE 17.	ARTICLE 18.
ARTICLE 18. MEETINGS OF THE BOARD OF DIRECTORS (1)A meeting of the Board of Directors shall be convened by the Chairman, and he shall act as chairman at such meeting. If the Company does not have a Chairman or if the Chairman is unable to act, the President shall act in his place; if the President is unable to act, another Director, by order determined in advance by the Board of Directors, shall act in his place. (2)A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Directors and Statutory Auditors. (3)The management of and other matters for the Board	ARTICLE 19. MEETINGS OF THE BOARD OF DIRECTORS (1)A meeting of the Board of Directors shall be convened by the Chairman, and he shall act as chairman at such meeting. If the Company does not have a Chairman or if the Chairman is unable to act, the President shall act in his place; and if the President is unable to act, another Director, in the order determined in advance by the Board of Directors, shall act in his place. (2)A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Directors and Statutory Auditors. (3)The management of and other matters concerning

of Directors shall be governed by the Rules of the Board of Directors established by the Board of Directors.	the Board of Directors shall be governed by laws, regulations, these Articles of Incorporation or the Rules of the Board of Directors established by the Board of Directors.
ARTICLE 19.	ARTICLE 20.
(newly provided)	ARTICLE 21. EXEMPTION OF DIRECTORS' LIABILITIES (1)In accordance with the provision of Article 266, paragraph 12 of the Commercial Code, the Company may exempt a Director (including a person who was a Director in the past), by a resolution of the Board of Directors, from liability for any act mentioned in Article 266, paragraph 1, item 5 of the Commercial Code, to the extent prescribed by laws and regulations. (2)In accordance with the provision of Article 266, paragraph 19 of the Commercial Code, the Company may enter into a liability limitation agreement for any act mentioned in Article 266, paragraph 1, item 5 of the Commercial Code with outside directors; provided that the maximum amount of their liability pursuant to such agreement shall be the higher of either an amount that has been previously determined and which shall not be less than 5,000,000 yen, or the amount provided by laws and regulations.
ARTICLE 20.~ARTICLE 22.	ARTICLE 22.~ARTICLE 24.
ARTICLE 23. MEETING OF BOARD OF STATUTORY AUDITORS (1)A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to all the consents of the Statutory Auditors. (2)The management of and other matters for the Board of Statutory Auditors shall be governed by the Rules of the Board of Statutory Auditors established by the Board of Statutory Auditors.	ARTICLE 25. MEETING OF BOARD OF STATUTORY AUDITORS (1)A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Statutory Auditors. (2)The management of and other matters concerning the Board of Statutory Auditors shall be governed by laws, regulations, these Articles of Incorporation or the Rules of the Board of Statutory Auditors established by the Board of Statutory Auditors.
ARTICLE 24.	ARTICLE 26.
(newly provided)	ARTICLE 27. EXEMPTION OF STATUTORY AUDITORS' LIABILITIES In accordance with the provision of Article 280, paragraph 1 of the Commercial Code, the Company may exempt a Statutory Auditor (including a person who was a Statutory Auditor in the past) from liability, by a resolution of the Board of Directors, to the extent prescribed by laws and regulations.
ARTICLE 25.	ARTICLE 28.
ARTICLE 26. DIVIDENDS Dividends may be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as at the closing of accounts of each fiscal year.	ARTICLE 29. DIVIDENDS Dividends may be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the register of fractional shares, as at the closing of accounts of each fiscal year.
ARTICLE 27. INTERIM DIVIDENDS The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders or registered pledgees whose names have been entered in the last shareholders' register and to the holders of fractional shares whose names have been entered in the register of fractional shares, as of June 30 of each year.	ARTICLE 30. INTERIM DIVIDENDS The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the register of fractional shares, as of June 30 of each year.
ARTICLE 28. TIME OF CONVERSION OF CONVERTIBLE BONDS The initial dividends or interim dividends on shares	(deleted)

issued upon conversion of convertible bonds shall be paid as though conversion occurred on January 1, if the request for conversion is made during the period from January 1 to June 30, or as though conversion occurred on July 1, if the request for conversion is made during the period from July 1 to December 31.	
ARTICLE 29.	ARTICLE 31.
(newly provided)	ARTICLE 32. TERM OF OFFICE OF DIRECTORS As for the term of office of Directors who are elected before the close of the ordinary general meeting of shareholders in respect of the fiscal year ending any day before September 5 , 2004, "within one (1) year after their assumption of office" in Article 17, paragraph 1 hereof shall be read as "within two (2) years after their assumption of office".
ARTICLE 30.	ARTICLE 33.

Second Proposal Election of one Director.

The Candidate for Director is as follows:

The Career summary of the candidate of Director.

Name Date of Birth	Status at other companies	Stake in the Company
Michael George Losier May 17, 1957	•January 1981 Originally employed by United Cable Television U.S.A. •March 1995 Employed by TCI International U.S.A. •July 1998 Employed by AT&T Broadband U.S.A. •July 2000 Employed by Liberty Media International U.S.A. •July 2000 Loaned to Jupiter Telecommunication Co., Ltd. Up until this Meeting	None

Third Proposal Election of one Statutory Auditor.

The Candidate for Statutory Auditor is as follows:

The Career summary of the candidate of Statutory Auditor.

Name Date of Birth	Status at other companies	Stake in the Company
Juan Carlos Sandoval September 27, 1969	•September 1992 Originally employed by KPMG LLP United States of America. •June 1997 Selected as Senior Manager, Audit Department. •January 2001 Employed by Liberty Media International , Inc. U.S.A. and loaned to Jupiter Telecommunication Co., Ltd. as General Manager, Finance	None

	Accounting Department. •July 2004 Loaned employee status terminated and elected as Vice President of Liberty Media International, Inc. U.S.A. Up until this Meeting	

(*translation*)

Form of Exercise of Voting Rights

To: Jupiter Telecommunications Co., Ltd.

Number of Voting Rights: ________

I hereby exercise my voting rights with respect to the proposal(s) to be resolved at an extraordinary general meeting of shareholders of Jupiter Telecommunications Co., Ltd. to be held on September 5, 2004 as follows (by circling Yes or No). In the event the shareholders meeting is continued or delayed, I will exercise my voting rights as indicated.

___________, 2004

Shareholder Address:
Name:

[*Seal or Signature*]

Proposal	Vote on Proposal	
First Proposal	Yes	No
Second Proposal	Yes	No
Third Proposal	Yes	No

(Note): If neither Yes nor No are indicated, we shall treat such as an indication of yes.

Jupiter Telecommunications Co., Ltd.